PRESS RELEASE

DRAFT RELEASE – NOT FOR DISTRIBUTION

Navios Maritime Holdings Inc. Announces

New Long-Term Time Charter for Ultra-Handymax, Navios Ionian

New Two-Year Charter To Commence In March

PIRAEUS, Greece, January 16, 2007 /PRNewswire – FirstCall/ -- Navios Maritime Holdings Inc. (“Navios”) (Nasdaq: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, announced today that it has secured a favorable time charter contract for the Company’s 2000-built ultra-handymax, Navios Ionian.   The new 24-month charter will commence in March of this year, at a rate, net of all related commissions, of $ 22,219 per day.  Navios Ionian is one of 14 vessels in the Company’s core ultra-handymax fleet.

“We continue to take advantage of the current strong rate environment in the drybulk sector,” said Ms. Angeliki Frangou, Chairman and CEO of Navios.  “This charter, almost 50% higher than Ionian’s current rate, clearly illustrates the demand for our young, high-quality vessels.   The charter announced today will support our primary goal of generating stable cash flow for Navios.”

As a result of this latest charter, Navios has extended the coverage of its long term fleet to 78% for 2007, 43% for 2008 and 10% for 2009.

Navios currently controls 33 vessels, of which 17 are wholly owned, 16 are chartered-in including six still to be delivered to the chartered-in fleet.  Navios also owns eight purchase options on its 16 chartered-in vessels, including options on four of the vessels still to be delivered. All of these options are for exercise prices below the related vessel’s current market value.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end- users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios' stock is listed on the NASDAQ Global Market where its Common Shares, Units and Warrants trade under the symbols “BULK”, “BULKU”, “BULKW”, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holding Inc.

Investor Relations

212 – 279- 8820

investors@navios.com

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